Exhibit 4(e)

FOURTH AMENDMENT TO THE
NEOPROBE CORPORATION 401(k) PLAN (the “Plan”)

Pursuant to the authority of Section 13.01 of the Plan, Neoprobe Corporation (the “Employer”) hereby amends the Plan to conform the Plan to final regulations under Code Section 415 that were released in April 2007.  Unless otherwise set forth below, this amendment shall be effective as of the first limitation year beginning on or after July 1, 2007.

12.         Section 2.07 is amended by the addition of the following final paragraph:

Annual additions for purposes of Section 415 of the Code shall not include restorative payments. A restorative payment is a payment made to restore losses to a Plan resulting from actions by a fiduciary for which there is reasonable risk of liability for breach of a fiduciary duty under ERISA or under other applicable federal or state law, where participants who are similarly situated are treated similarly with respect to the payments. Generally, payments are restorative payments only if the payments are made in order to restore some or all of the plan’s losses due to an action (or a failure to act) that creates a reasonable risk of liability for such a breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). This includes payments to a plan made pursuant to a Department of Labor order, the Department of Labor’s Voluntary Fiduciary Correction Program, or a court-approved settlement, to restore losses to a qualified defined contribution plan on account of the breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). Payments made to the Plan to make up for losses due merely to market fluctuations and other payments that are not made on account of a reasonable risk of liability for breach of a fiduciary duty under ERISA are not restorative payments and generally constitute contributions that are considered annual additions.

13.              Section 2.15 is amended by the addition of the following final provisions:

Effective January 1, 2008, in determining the amount or allocation of any contribution that is based on Compensation, only Compensation paid to a Participant for services rendered to the Employer while employed as an Eligible Employee shall be taken into account.  Further, notwithstanding anything to the contrary herein, severance amounts paid after severance from employment shall be excluded from Compensation.  For purposes of this Section, “severance amounts” are any amounts paid by the later of 2 1/2 months after severance from employment or by the end of the limitation year that includes the date of such severance from employment, excluding payments of regular compensation for services during the Employee’s regular working hours, or compensation for services outside the Employee’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments if such payments would have been made prior to a severance from employment if the Employee had continued in employment with the employer.

For purposes of this Section, an Employee has a “severance from employment” when the Employee ceases to be an employee of the employer maintaining the Plan, and an Employee does not have a “severance from employment” if, in connection with a change of employment, the individual’s new employer maintains such Plan with respect to the individual. The determination of whether an Employee ceases to be an employee of the employer maintaining the Plan is based on all of the relevant facts and circumstances.

14.         Section 2.16 is amended by the addition of the following final provisions:

Effective for Limitation Years beginning on or after July 1, 2007, the definition of Compensation for purposes of Section 4.06 shall be Compensation as set forth in Section 2.15, with the following exceptions:

(i)           Compensation shall be based on the amount actually paid or made available to the Participant (or, if earlier, includible in the gross income of the Participant) during the Limitation Year, regardless of date of participation;

(ii)          Compensation shall not include amounts paid as compensation to anonresident alien, as defined in Code Section 7701(b)(1)(B), who is not aParticipant in the Plan to the extent the compensation is excludable fromgross income and is not effectively connected with the conduct of a trade or business within the United States.

15.         Section 4.06(b) is amended by the addition of the following final paragraph:

Provided, however, that for Limitation Years beginning on or after July 1, 2007 in correcting an amount that exceeds the Maximum Permissible Amount, the Employer may only correct such excess in accordance with the Employee Plans Compliance Resolution System (EPCRS), or any successor thereto, and may not use any other correction method.

The remainder of the Plan remains unchanged.

This amendment has been executed this 30th day of December, 2008.

EMPLOYER:

NEOPROBE CORPORATION

By:	/s/ Brent L. Larson

Its:	Vice President, Finance and CFO